Exhibit 99.1

Jianpu Technology Inc. Reports First Half 2020 Unaudited Financial Results

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands except for number of shares and per share data)	2019	2020	2020
	RMB	RMB	US$[i]
ASSETS
Current assets:
Cash and cash equivalents	694,910	668,148	94,570
Restricted time deposits	249,770	411,025	58,177
Accounts receivable, net (including amounts billed through RONG360 of RMB3,549 and RMB3,394 as of December 31, 2019 and June 30, 2020, respectively)	345,525	338,341	47,889
Amount due from related party	7,082	6,656	942
Prepayments and other current assets	118,423	133,985	18,964
Total current assets	1,415,710	1,558,155	220,542
Non-current assets:
Property and equipment, net	36,686	22,583	3,196
Intangible assets, net	27,061	45,569	6,450
Goodwill	12,697	14,151	2,003
Restricted cash, time deposit and investment	124,407	—	—
Other non-current assets	45,160	36,217	5,126
Total non-current assets	246,011	118,520	16,775
Total assets	1,661,721	1,676,675	237,317

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	60,000	158,477	22,431
Accounts payable	184,318	215,057	30,439
Advances from customers	44,000	42,434	6,006
Tax payable	22,168	26,021	3,683
Amount due to related party	34,310	40,003	5,662
Accrued expenses and other current liabilities	224,018	187,202	26,497
Total current liabilities	568,814	669,194	94,718

Non-current liabilities:
Defered tax liabilities	5,801	8,430	1,193
Other non-current liabilities	15,145	11,677	1,653
Total non-current liabilities	20,946	20,107	2,846
Total liabilities	589,760	689,301	97,564

iThis announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands except for number of shares and per share data)	2019	2020	2020
	RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interest	5,556	4,891	692
Shareholders’ equity:
Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,988,972 shares (including 326,517,177 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of June 30, 2020, respectively.	286	286	40
Treasury stock, at cost (7,780,062 and 7,474,825 shares held as of December 31, 2019 and June 30, 2020, respectively)	(102,222)	(101,991)	(14,436)
Additional paid-in capital	1,902,105	1,908,784	270,171
Accumulated losses	(792,985)	(918,430)	(129,995)
Statutory reserves	1,900	1,900	269
Accumulated other comprehensive income	52,308	64,032	9,063
Total Jianpu’s shareholders’ equity	1,061,392	954,581	135,112
Noncontrolling interest	5,013	27,902	3,949
Total shareholders’equity	1,066,405	982,483	139,061
Total liabilities, mezzanine equity and shareholders’ equity	1,661,721	1,676,675	237,317

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Six Months Ended June 30,
(In thousands except for number of shares and per share data)	2019	2020	2020
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	535,968	46,668	6,605
Credit cards	288,680	170,813	24,177
Total recommendation services	824,648	217,481	30,782
Advertising, marketing and other services [b]	105,345	84,663	11,984
Total revenues	929,993	302,144	42,766
Cost of revenues [c]	(80,334)	(56,046)	(7,933)
Gross profit	849,659	246,098	34,833
Operating expenses:
Sales and marketing [d]	(709,457)	(235,659)	(33,355)
Research and development	(155,607)	(75,565)	(10,696)
General and administrative	(92,474)	(64,126)	(9,076)
Penalties	(30,000)	—	—
Loss from operations	(137,879)	(129,252)	(18,294)
Net interest income/ (loss)	3,148	(852)	(121)
Others, net	6,089	4,681	663
Loss before income tax	(128,642)	(125,423)	(17,752)
Income tax (expenses)/ benefits	(4,286)	202	28
Net loss	(132,928)	(125,221)	(17,724)
Less: net loss attributable to noncontrolling interests	(15,523)	(2,597)	(368)
Net loss attributable to Jianpu’s shareholders	(117,405)	(122,624)	(17,356)

Other comprehensive (loss)/ income, net
Foreign currency translation adjustments	(129)	11,647	1,649
Total other comprehensive (loss)/ income	(129)	11,647	1,649
Total comprehensive loss	(133,057)	(113,574)	(16,075)
Less: total comprehensive loss attributable to noncontrolling interests	(15,505)	(2,673)	(378)
Total comprehensive loss attributable to Jianpu’s shareholders	(117,552)	(110,901)	(15,697)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.28)	(0.29)	(0.04)
Diluted	(0.28)	(0.29)	(0.04)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(5.63)	(5.80)	(0.82)
Diluted	(5.63)	(5.80)	(0.82)
Weighted average number of shares
Basic	418,822,656	422,860,303	422,860,303
Diluted	418,822,656	422,860,303	422,860,303

[a] Including revenues from related party of RMB19,706 and RMB580 for the six months ended June 30, 2019 and 2020, respectively.

[b] Including revenues from related party of RMB2,898 and RMB1,716 for the six months ended June 30, 2019 and 2020, respectively.

[c] Including cost of revenues from related party of nil and RMB2,371 for the six months ended June 30, 2019 and 2020, respectively.

[d]Including expenses from related party of RMB18,480 and nil for the six months ended June 30, 2019 and 2020, respectively.

3